Exhibit 99.1

FOR IMMEDIATE RELEASE

Wipro announces results for the quarter ended June 30, 2024

Large Deal Bookings at $1.2 billion.

IT Services Margin expands 0.4% YoY. EPS increases 9.9% YoY.

Operating cash flows at 131.6% of net income.

EAST BRUNSWICK, N.J. | BANGALORE, India – July 19, 2024: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading technology services and consulting company, announced financial results under International Financial Reporting Standards (IFRS) for the quarter ended June 30, 2024.

Highlights of the Results

Results for the Quarter ended June 30, 2024:

1.	Gross revenue was at ₹ 219.6 billion ($2,635.8 million1), a decrease of 1.1% QoQ and 3.8% YoY.

2.	IT services segment revenue was at $2,625.9 million, a decrease of 1.2% QoQ and decrease of 5.5% YoY.

3.	Non-GAAP[2] constant currency IT Services segment revenue decreased 1.0% QoQ, and 4.9% YoY.

4.	Total bookings[3] was at $3,284 million. Large deal bookings[4] was at $1,154 million, a decrease of 3.1% QoQ and 3.6% YoY.

5.	IT services operating margin[5] for the quarter was at 16.5%, an increase of 0.1% QoQ and 0.4% YoY.

6.	Net income for the quarter was at ₹ 30.0 billion ($360.4 million1), an increase of 5.9% QoQ and 4.6% YoY.

7.	Earnings per share for the quarter was at ₹ 5.75 ($0.071), an increase of 5.9% QoQ and 9.9% YoY.

8.	Operating cash flows of ₹ 40.0 billion ($479.0 million1), an increase of 6.5% YoY and at 131.6% of Net Income for the quarter.

9.	Voluntary attrition was at 14.1% on a trailing 12-month basis.

Outlook for the Quarter ending September 30, 2024

We expect revenue from our IT Services business segment to be in the range of $2,600 million to $2,652 million*. This translates to sequential guidance of (-)1.0% to +1.0% in constant currency terms.

*	Outlook for the Quarter ending September 30, 2024, is based on the following exchange rates: GBP/USD at 1.26, Euro/USD at 1.08, AUD/USD at 0.66, USD/INR at 83.27 and CAD/USD at 0.73

Performance for the Quarter ended June 30, 2024

Srini Pallia, CEO and Managing Director, said “We recorded another quarter of total large deal bookings over $1 bn, with our largest win in the recent years. Our top accounts continued to grow, accompanied by a growth in Americas1 SMU, BFSI and Consumer sectors. We are pleased with the momentum we have built in Q1 across industries and sectors and confident in our ability to execute better on bookings and profitable growth as we transition to Q2. While we continue to build on our ai360 strategy and preparing our workforce for an AI-first future.”

Aparna Iyer, Chief Financial Officer, said “We continued to expand our margins to 16.5% in Q1’25, this is a 42-bps improvement YoY. Our margin performance is also reflected in our EPS increase of 10% YoY. Our operating cash flows continue to be strong at 131.6% of our net income which takes our current investment and cash balance to $5.4 billion.”

1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹ 83.33, as published by the Federal Reserve Board of Governors on June 30, 2024. However, the realized exchange rate in our IT Services business segment for the quarter ended June 30, 2024, was US$1= ₹ 83.38

2.	Constant currency for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period.
3.

Total Bookings refers to the total contract value of all orders that were booked during the period including new orders, renewals, and increases to existing contracts. Bookings do not reflect subsequent terminations or reductions related to bookings originally recorded in prior fiscal periods. Bookings are recorded using then-existing foreign currency exchange rates and are not subsequently adjusted for foreign currency exchange rate fluctuations. The revenues from these contracts accrue over the tenure of the contract. For constant currency growth rates, refer note 2.

4.	Large deal bookings consist of deals greater than or equal to $30 million in total contract value.
5.	IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials.
6.	Voluntary attrition is in IT Services computed on a quarterly annualised basis and excludes DOP.

Highlights of Strategic Deal Wins

In the first quarter, Wipro continued to win large and strategic deals across industries. Key highlights include:

1.

Wipro has been awarded a $500 million deal by a leading U.S. communications services provider. This is a five-year contract to provide managed services for select products and industry-specific solutions.

2.

Wipro was selected by a global leader in technology to reimagine its hyperscaler customer experience centers through AI-powered operations. Wipro will enable real-time business insights, scale talent, and reduce cost of operations for the client’s centers across the world. Additionally, the team will modernize the client’s global R&D lab infrastructure and accelerate innovation with rapid prototyping and increased speed to market of new products and services.

3.

A US-based health insurance company has engaged Wipro to deliver end-to-end transformation of its medical claims processing. Over this multi-year deal, Wipro will implement customized AI-based solutions, for claims processing, error prediction and agent assist. Wipro’s AI solution will deliver higher accuracy in claims processing leading to a reduction in out-of-compliance claim appeals and an overall decrease in the cost of operations. Wipro is leveraging GenAI and AI to accelerate training and optimize resource allocation for the client.

4.

A US-based automotive Tier 1 supplier has selected Wipro to streamline its global technology services and rationalize its applications including both Engineering and business to support its portfolio. The Wipro team will develop a solution leveraging automation and AI to improve the client’s customer experience and reduce its overall operating costs, enhance innovation as well as improve project delivery.

5.

A leading provider of innovative flash memory solutions has selected Wipro as its strategic partner for Product Development and Engineering. The Wipro team will establish a Center of Excellence for Solid State Drive SSD engineering by leveraging its deep domain expertise on storage firmware, embedded software, system validations and GenAI methodologies to enhance the client’s product development life cycle.

6.

Wipro has secured a transformational engagement with a state government organization in Australia to deliver a centralized road asset management system. This system will help the client make reliable and fast strategic decisions for the future of its road network. The ‘One Wipro’ team, with Rizing, Wipro Enterprise Futuring and Domain & Consulting, will improve management of road assets like bridges, tunnels, traffic assets, etc., through integration and automation of the road asset register. The team will also deliver new capabilities to support business needs like staff mobility, leading to improved user experience with an intuitive map driven approach.

7.

A US-based payment services corporation has selected Wipro to enhance its applications to provide more resilient services, improve performance and scalability to support projected business growth. In partnership with the client, the Wipro team will develop and deploy solutions utilizing proven Continuous Integration & Deployment pipelines, leveraging AI. As a result, the client will have better visibility of compliance requirements and see improved agility andproductivity.

8.

A US-based global technology company has selected Wipro to develop and enhance its Silicon IP lifecycle. The Wipro team will deploy a comprehensive end-to-end solution that includes silicon engineering services encompassing areas such as analog circuit, layout, and structural designs. The project will result in increased agility and transparency across the Silicon IP lifecycle.

9.

An Australian public health services organization has chosen Wipro to migrate its legacy systems and automate its workforce management process. The Wipro team will build a solution that connects the aged care community with essential providers and services. The client will see enhanced accessibility and exchange of medical data, improved quality, and safety of primary healthcare services, as well as increased innovation and efficiency through digital technologies.

10.

A global pharmaceutical organization has expanded its existing relationship with Wipro, selecting it to deliver persona-based services for their Service Desk and onsite Field Support Services globally. The programme includes 12 transformation initiatives to modernize the client’s operating model and improve its user experience through Gen AI use cases, including autopilot-based provisioning, and remote management of applicable devices through zero-touch remote IT services resolution. As a result of this project, the client will see enhanced employee experience and increased productivity.

11.

A Europe-based investment management company has selected Wipro to manage its end-to-end infrastructure. The Wipro team will consolidate vendors across the client’s IT operations and develop AI tools to simplify its operations. This project will improve the client’s operational stability and security, reduce costs, and increase its cost efficiency by up to 30%.

12.

One of Europe’s largest providers of holiday parks has selected Wipro to integrate its business functions into a single set of standardized technology platforms with a redesigned operating model. The Wipro team will design the business processes, build and roll out core business platforms for the client’s commerce, finance, and HR functions. The team will also build a data platform to gain better business insights and roll out a change management program to ensure a smooth transition. This project will deliver harmonized and integrated systems enabling the client’s future business growth.

13.

A leading US-based technology company has selected Wipro to provide end-user sales and support services for its Spanish and Portuguese-speaking customers in Latin America. Wipro will deploy its trusted digital marketing advisors to support end users’ marketing presence. The team will also help in boosting advertising revenue growth through ad campaign optimization, market planning and book management.

Analyst Recognition

1.	Wipro was rated as a Leader in Avasant’s Applied AI Services 2024 RadarView™

2.	Wipro was designated as a Leader in Avasant’s Cybersecurity Services 2024 RadarView™

3.	Wipro was recognized as a Leader in IDC MarketScape: Worldwide Consulting and Digital Services Providers for the Upstream Oil and Gas Industry 2024 Vendor Assessment (Doc # US51004123 May 2024)

4.	Wipro was recognized as a Leader in Everest Group’s Mainframe Services PEAK Matrix® Assessment 2024

5.	Wipro was ranked as a Leader in Avasant’s Manufacturing Digital Services 2024 RadarView™

6.	Wipro was rated as a Leader in ISG Provider Lens™ - Digital Engineering Services 2024 (all quadrants)

7.	Wipro was classified as a Leader in ISG Provider Lens™ - Microsoft Cloud Ecosystem 2024 (multiple quadrants)

8.	Wipro was recognized as a Leader in ISG Provider Lens™ - SAP Ecosystem 2024 (multiple quadrants)

9.	Wipro was featured as a Horizon 3 – Market Leader in the HFS Horizons: HCP Service Providers, 2024 report

10.	Wipro was classified as a Leader in Avasant’s Banking Process Transformation 2024 RadarView™

11.	Wipro was positioned as a Leader in the 2024 Gartner® Magic Quadrant™ for Finance and Accounting Business Process Outsourcing

12.	Wipro was rated as a Leader in ISG Provider Lens™ - Procurement Services 2024 (all quadrants)

Source & Disclaimer: *Gartner, “Magic Quadrant for Finance and Accounting Business Process Outsourcing”, Jan Ambergen, et al, 21 May 2024.

GARTNER is a registered trademark and service mark of Gartner, Inc. and/or its affiliates in the U.S. and internationally, and MAGIC QUADRANT is a registered trademark of Gartner, Inc. and/or its affiliates and are used herein with permission. All rights reserved.

Gartner does not endorse any vendor, product, or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner’s research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

The Gartner content described herein (the “Gartner Content”) represents research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and is not a representation of fact. Gartner Content speaks as of its original publication date (and not as of the date of this press release, and the opinions expressed in the Gartner Content are subject to change without notice.

IT Products

1.	IT Products segment revenue for the quarter was ₹ 0.5 billion ($5.6 million1)

2.	IT Products segment results for the quarter were (-) ₹ 0.05 billion (-$0.56 million1)

Please refer to the table on page 12 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Key Metrics and Non-GAAP Financial Measures

This press release contains key metrics and non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 12 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Further, in the normal course of business, we may divest a portion of our business which may not be strategic. We refer to the growth rates in both reported and constant currency adjusting for such divestments in order to represent the comparable growth rates.

Our key metrics and non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. Our key metrics and non-GAAP financial measures are not comparable to, nor should be substituted for, an analysis of our revenue over time and involve estimates and judgments. In addition to our non-GAAP measures, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the Quarter ended June 30, 2024, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com/investors/

Quarterly Conference Call

We will hold an earnings conference call today at 07:00 p.m. Indian Standard Time (9:30 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a webcast and can be accessed at the following link- https://links.ccwebcast.com/?EventId=WIP19072024

An audio recording of the management discussions and the question-and-answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our holistic portfolio of capabilities in consulting, design, engineering, and operations, we help clients realize their boldest ambitions and build future-ready, sustainable businesses. With over 230,000 employees and business partners across 65 countries, we deliver on the promise of helping our clients, colleagues, and communities thrive in an ever-changing world. For additional information, visit us at www.wipro.com

Contact for Investor Relations		Contact for Media & Press

Dipak Kumar Bohra	Abhishek Jain
Phone: +91-80-6142 7201	Phone: +91-80-6142 6143	Phone: +91-80-6142 6450
dipak.bohra@wipro.com	abhishek.jain2@wipro.com	media-relations@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, the benefits its customers experience and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #

(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2024	As at June 30, 2024
			Convenience translation into US dollar in millions (unaudited)
ASSETS
Goodwill	316,002	316,054	3,793
Intangible assets	32,748	30,971	372
Property, plant and equipment	81,608	79,957	960
Right-of-Use assets	17,955	19,233	231
Financial assets
Derivative assets	25	—	—
Investments	21,629	21,262	255
Trade receivables	4,045	584	7
Other financial assets	5,550	5,290	63
Investments accounted for using the equity method	1,044	999	12
Deferred tax assets	1,817	1,752	21
Non-current tax assets	9,043	9,453	113
Other non-current assets	10,331	11,656	140

Total non-current assets	501,797	497,211	5,967

Inventories	907	912	11
Financial assets
Derivative assets	1,333	1,359	16
Investments	311,171	351,917	4,223
Cash and cash equivalents	96,953	98,304	1,180
Trade receivables	115,477	114,071	1,369
Unbilled receivables	58,345	61,720	741
Other financial assets	10,536	9,050	109
Contract assets	19,854	19,414	233
Current tax assets	6,484	6,031	72
Other current assets	29,602	30,827	370

Total current assets	650,662	693,605	8,324

TOTAL ASSETS	1,152,459	1,190,816	14,291

EQUITY
Share capital	10,450	10,460	126
Share premium	3,291	5,512	66
Retained earnings	630,936	661,495	7,938
Share-based payment reserve	6,384	5,498	66
Special Economic Zone re-investment reserve	42,129	41,602	499
Other components of equity	56,693	55,526	666

Equity attributable to the equity holders of the Company	749,883	780,093	9,361
Non-controlling interests	1,340	1,669	20

TOTAL EQUITY	751,223	781,762	9,381

LIABILITIES
Financial liabilities
Loans and borrowings	62,300	62,317	748
Lease liabilities	13,962	16,191	194
Derivative liabilities	4	—	—
Other financial liabilities	4,985	5,747	69
Deferred tax liabilities	17,467	17,231	207
Non-current tax liabilities	37,090	37,238	447
Other non-current liabilities	12,970	13,879	167

Total non-current liabilities	148,778	152,603	1,832

Financial liabilities
Loans, borrowings and bank overdrafts	79,166	82,283	987
Lease liabilities	9,221	8,115	97
Derivative liabilities	558	141	2
Trade payables and accrued expenses	88,566	83,051	997
Other financial liabilities	2,272	2,825	34
Contract liabilities	17,653	17,541	211
Current tax liabilities	21,756	26,881	323
Other current liabilities	31,295	33,743	405
Provisions	1,971	1,871	22

Total current liabilities	252,458	256,451	3,078

TOTAL LIABILITIES	401,236	409,054	4,910

TOTAL EQUITY AND LIABILITIES	1,152,459	1,190,816	14,291

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended June 30,
	2023	2024	2024
			Convenience translation into US dollar in millions (unaudited)
Revenues	228,310	219,638	2,636
Cost of revenues	(161,261)	(153,306)	(1,840)

Gross profit	67,049	66,332	796
Selling and marketing expenses	(16,584)	(15,844)	(190)
General and administrative expenses	(15,887)	(14,213)	(172)
Foreign exchange gains/(losses), net	(62)	(206)	(2)

Results from operating activities	34,516	36,069	432
Finance expenses	(3,086)	(3,288)	(39)
Finance and other income	6,542	7,480	90
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	3	(45)	(1)

Profit before tax	37,975	40,216	482
Income tax expense	(9,115)	(9,850)	(118)

Profit for the period	28,860	30,366	364

Profit attributable to:
Equity holders of the Company	28,701	30,032	360
Non-controlling interests	159	334	4

Profit for the period	28,860	30,366	364

Earnings per equity share:
Attributable to equity holders of the Company
Basic	5.23	5.75	0.07
Diluted	5.12	5.73	0.07
Weighted average number of equity shares used in computing earnings per equity share
Basic	5,482,733,329	5,225,776,256	5,225,776,256
Diluted	5,600,307,315	5,236,768,113	5,236,768,113

Information on reportable segments for the three months ended June 30, 2024, March 31, 2024, and June 30, 2023, year ended March 31, 2024 are as follows:

Particulars	Three months ended			Year ended
	June 30, 2024	March 31, 2024	June 30, 2023	March 31, 2024
	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	67,700	67,229	65,607	268,230
Americas 2	67,338	67,724	68,303	269,482
Europe	60,422	61,344	67,134	253,927
APMEA	23,503	24,499	26,510	102,177

Total of IT Services	218,963	220,796	227,554	893,816
IT Products	469	1,159	694	4,127

Total segment revenue	219,432	221,955	228,248	897,943

Segment result
IT Services
Americas 1	13,687	14,081	13,537	59,364
Americas 2	15,533	15,791	14,169	59,163
Europe	5,873	7,933	9,968	33,354
APMEA	2,441	3,401	2,800	12,619
Unallocated	(1,477)	(5,011)	(3,957)	(20,304)

Total of IT Services	36,057	36,195	36,517	144,196
IT Products	(47)	143	(161)	(371)
Reconciling Items	59	(965)	(1,840)	(7,726)

Total segment result	36,069	35,373	34,516	136,099

Finance expenses	(3,288)	(3,308)	(3,086)	(12,552)
Finance and other income	7,480	6,759	6,542	23,896
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	(45)	(202)	3	(233)

Profit before tax	40,216	38,622	37,975	147,210

Additional Information:

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: Communications, media and information services, Software and gaming, New age technology, Consumer goods, medical devices and life sciences, Healthcare, and Technology products and services. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: Banking and financial services, Energy, Manufacturing and resources, Capital markets and insurance, and Hi-tech.

Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe.

APMEA consists of Australia and New Zealand, India, Middle East, South-East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

Reconciliation of selected GAAP measures to Non-GAAP measures

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn)

Three Months ended June 30, 2024

IT Services Revenue as per IFRS	$2,625.9
Effect of Foreign currency exchange movement	$5.5

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$2,631.4

Three Months ended June 30, 2024

IT Services Revenue as per IFRS	$2,625.9
Effect of Foreign currency exchange movement	$17.0

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$2,642.9

Reconciliation of Free Cash Flow for three months ended June 30, 2024

Amount in INR Mn
Three months ended
30-Jun-24
Net Income for the period [A]	30,366
Computation of Free Cash Flow
Net cash generated from operating activities [B]	39,959
Add/ (deduct) cash inflow/ (outflow) on:
Purchase of property, plant and equipment	(2,619)
Proceeds from sale of property, plant and equipment	36
Free Cash Flow [C]	37,376
Operating Cash Flow as percentage of Net Income [B/A]	131.6%
Free Cash Flow as percentage of Net Income [C/A]	123.1%